Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED JULY 15, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a self-storage facility;

•	to disclose the acquisition of single-family housing properties;

•	to disclose the acquisition of an industrial portfolio;

•	to disclose the disposition of a loan;

•	to disclose the origination of a loan;

•	to disclose the transaction price for each class of our common stock as of August 1, 2022;

•	to disclose the calculation of our June 30, 2022 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to otherwise update the Prospectus.

Acquisition of Self-Storage Facility

In June 2022, we acquired a self-storage property known as Imperial Sugarland Storage for $20.3 million. Imperial Sugarland Storage is a purpose-built property in a high-growth, high-barrier to entry, master-planned submarket within Houston, Texas, and is 100% climate controlled. The property was approximately 70% leased at acquisition.

Acquisition of Single-Family Housing

In June 2022, we acquired 29 single-family homes in conjunction with our relationship with Sparrow for a total purchase price of $11.6 million. The properties are located in various target markets throughout the United States, including Florida, Texas, Georgia, North Carolina and Tennessee.

Acquisition of Industrial Portfolio

In June 2022, we acquired the UP Minneapolis Industrial portfolio, a core-plus portfolio of three Class A light industrial assets, well located in the Minneapolis metropolitan statistical area. The purchase price was $54.0 million and at acquisition, the portfolio was 77% leased to four tenants with a weighted average remaining lease term of approximately six and a half years.

Loan Disposition

In June 2022, we sold for $57.9 million the senior portion of our commercial mortgage loan used to finance the acquisition of a multifamily property in Seattle, Washington.

Loan Origination

In July 2022, we originated a floating-rate senior mortgage and mezzanine loan amounting to $68.6 million, the proceeds of which were used by the borrower to finance the acquisition of a Class A, garden-style multifamily property located in Kissimmee, Florida.

VGN-NREIT-0722P

August 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2022 (and repurchases as of July 31, 2022) is as follows:

Transaction Price (per share)
Class T	$13.11
Class S	$12.98
Class D	$13.15
Class I	$13.10

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of June 30, 2022. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of June 30, 2022, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of June 30, 2022 ($ and shares in thousands):

Components of NAV	June 30, 2022
Investments in real property	$1,566,084
Investments in commercial mortgage loans	126,067
Investments in international affiliated funds	128,124
Investments in real estate-related securities	105,301
Investments in real estate debt	83,167
Cash and cash equivalents	358,954
Restricted cash	87,700
Other assets	8,661
Debt obligations	(322,933)
Subscriptions received in advance	(86,897)
Other liabilities	(35,977)
Stockholder servicing fees payable the following month(1)	(512)
Non-controlling interests in joint venture	(1,210)

Net Asset Value	$2,016,529
Net asset value attributable to preferred stock	125

NAV attributable to common stockholders	$2,016,404

Number of outstanding shares of common stock	153,176

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of June 30, 2022, we have accrued under GAAP approximately $40.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of June 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$192,678	$502,249	$97,847	$819,777	$403,853	$2,016,404
Number of outstanding shares	14,693	38,709	7,442	62,601	29,731	153,176

NAV per share as of June 30, 2022	$13.11	$12.98	$13.15	$13.10	$13.58

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2022 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	5.80%	4.52%
Multifamily	6.30	4.34
Office	6.86	6.27
Healthcare	7.21	6.07
Single-Family Housing	6.93	4.91

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.03%	2.04%	1.95%	2.21%	1.28%
(weighted average)	0.25% increase	(2.09)%	(1.99)%	(1.87)%	(2.01)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	4.27%	4.22%	2.76%	2.95%	3.60%
(weighted average)	0.25% increase	(3.88)%	(3.80)%	(2.52)%	(2.62)%	(3.13)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 94,431,242 shares of our common stock (consisting of 9,266,775 Class T shares, 30,525,506 Class S shares, 5,298,973 Class D shares, and 49,339,988 Class I shares) in this offering, resulting in gross offering proceeds of $1,166,773,607. We intend to continue selling shares in this offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the Q&A “How are investment opportunities allocated among the investment vehicles that Nuveen Real Estate and its affiliates manage?” in the “Prospectus Summary” section of our Prospectus.

Q:	How are investment opportunities allocated among the investment vehicles that Nuveen Real Estate and its affiliates manage?

A:

From time to time, certain investment opportunities may be suitable for both us and one or more Other Nuveen Real Estate Accounts (defined below). Nuveen Real Estate has allocation procedures in place that it believes will ensure fair and equitable allocations of investment opportunities among us and the Other Nuveen Real Estate Accounts. If more than one account, including our company, is interested in a potential investment, Nuveen Real Estate’s allocation procedures generally apply a sector-specific rotational system in order to allocate the investment to one of the interested accounts. However, Nuveen Real Estate’s allocation procedures permit Nuveen Real Estate, in its discretion, to deviate from a strict rotational system based on Nuveen Real Estate’s evaluation of the particular circumstances applicable to the accounts for which a particular investment opportunity is under consideration. Additionally, Nuveen Real Estate shall maintain full authority over allocation decisions and Nuveen Real Estate may revise the written allocation procedures in its sole discretion. The allocation process is subject to appropriate monitoring by Nuveen Real Estate’s control functions including its investment allocation committee, with oversight from the risk and compliance functions.

“Other Nuveen Real Estate Accounts” means investment funds, REITs, vehicles, accounts, products and other similar arrangements sponsored, advised, or managed by Nuveen Real Estate or its affiliates, including the International Affiliated Funds, whether currently in existence or subsequently established (in each case, including any related successor funds, alternative vehicles, supplemental capital vehicles, surge funds, over- flow funds, co-investment vehicles and other entities formed in connection with Nuveen Real Estate or its affiliates side-by-side or additional general partner investments with respect thereto).

For a more detailed description of the allocation procedures, see “Conflicts of Interest.”

The following disclosure supersedes and replaces the first and second bullet points titled “Acquisition Process” and “Rotational Policy” under “Allocation of Investment Opportunities” in the “Conflicts of Interest” section of our Prospectus.

•

Investment Allocations: The Nuveen Real Estate acquisition team adds potential transactions to the deal pipeline as they are identified by Nuveen investment professionals acting on behalf of us and the Other Nuveen Real Estate Accounts (collectively with us, the “Accounts”). The portfolio managers for each Account will identify the acquisition opportunities that conform to the investment strategy of their specific Account. After an initial investment memorandum is presented, each Account’s portfolio managers may request the investment allocation. Nuveen Real Estate will allocate the investment to the Account that is interested in the investment sitting in the top-most position of the rotation for the specified sector (e.g., retail, office, industrial, multifamily and other), and that allocated Account is then moved to the bottom of the rotation if there is more than one Account interested in the investment. As a result, priority will be generally given to the Account that has waited the longest period of time since last being offered an investment. However, Nuveen Real Estate’s allocation procedures permit Nuveen Real Estate, in its discretion, to deviate from a strict rotational system based on Nuveen Real Estate’s evaluation of the particular circumstances applicable to the Accounts for which a particular investment opportunity is under consideration. Additionally, Nuveen Real Estate shall maintain full authority over allocation decisions and Nuveen Real Estate may revise the written allocation procedures in its sole discretion. The allocation process is subject to appropriate monitoring by Nuveen Real Estate’s control functions including its investment allocation committee, with oversight from the risk and compliance functions.

The following disclosure is added to the “Experts” section of our Prospectus.

The amount of the estimated market values of our real properties as of June 30, 2022 presented on page 2 of this Supplement under the section “June 30, 2022 NAV Per Share” has been prepared by SitusAMC Real Estate Valuation Services, LLC (formerly known as RERC, LLC), an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.